UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 23, 2019

KNIGHTSCOPE, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	46-2482575
(State or other jurisdiction of	(IRS Employer
incorporation)	Identification Number)

1070 Terra Bella Avenue

Mountain View, CA 94043

(Address of principal executive offices)

(650) 942-1025

(Registrant’s telephone number, including area code)

Item 8. Certain Unregistered Sales of Equity Securities.

On July 23, 2019, Knightscope, Inc. (the “Company”) issued a warrant to purchase 1,500,000 shares of its Series S Preferred Stock, par value $0.001 per share (the “Warrant”), to Proud Productions LLC (“Proud”) pursuant to the terms of a Distribution Assignment and Warrant Purchase Agreement, dated as of July 22, 2019 (the “Purchase Agreement”). The Warrant is exercisable at $8.00 per share beginning July 24, 2021 and expiring on July 31, 2024. The Company relied upon the exemption from registration requirements of Section 4(2) of the Securities Act of 1933, as amended, in connection with the Warrant issuance.

The Warrant was issued in connection with an upcoming television series to be produced by Proud featuring the Company’s products (the “Series”). Discussions have also involved other potential revenue streams and opportunities relating to the Series.

The foregoing descriptions of the Warrant and the Purchase Agreement do not purport to be complete and are subject to and qualified in their entirety by reference to such instruments, which are filed as exhibits to this Current Report on Form 1-U and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description	Filed/Furnished/Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed
3.1	Distribution Assignment and Warrant Purchase Agreement with Proud Productions LLC, dated July 22, 2019	Filed
3.2	Warrant to Purchase Series S Preferred Stock with Proud Productions LLC, dated July 23, 2019	Filed

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KNIGHTSCOPE, INC.

Date: July 26, 2019	By:	/s/ William Santana Li
William Santana Li
President and Chief Executive Officer